FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: December 21, 2005                               By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the “Meeting”) of the shareholders of Knight Resources Ltd. (the “Company”) will be held in the Boardroom of Maitland & Company, Barristers & Solicitors, at Suite 700 - 625 Howe Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on Thursday, January 12, 2006, for the following purposes:

1.	To receive the audited financial statements of the Company for the fiscal period ending September 30, 2005, together with the auditor’s report thereon.

2.	To appoint the auditor for the Company and to authorize the directors to fix the remuneration to be paid to the auditor.

3. To elect directors for the ensuing year.

4.	To ratify and approve the Company’s existing stock option plan.

5. To approve various matters concerning the grant and exercise of stock options.

6.	To receive the report of the directors.

7.	To transact such other business as may be brought before the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, the 9th day of December, 2005.

BY ORDER OF THE BOARD

“David Patterson”
                      Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.